

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 8, 2006

Mr. Robert B. Wallace
Chief Financial Officer
Buckeye Partners, L. P.
5002 Buckeye Road
PO Box 368
Emmaus, PA   18049

      Re: **Buckeye Partners, L. P.**
              Form 10-K for Fiscal Year Ended December 31, 2004
              Filed March 14, 2005
              Forms 10-Q for Fiscal Quarter Ended June 30, 2005
              Filed August 3, 2005
              Response Letter Dated January 27, 2006
              File No. 1-09356

Dear Mr. Wallace:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Exhibits and Financial Statement Schedules, page 84

1.   We have considered your response to our prior comment number 7. We do not agree with your conclusions. While Regulation S-K §229-503(d) is not referenced in Form 10-K, the presentation of this exhibit 12 in Form 10-K is required by Regulation S-K §601(a)(1). It requires this exhibit to be filed as part of a registration statement or report, which includes an annual report on Form 10-K. Regulation S-K §601(b) provides a description of the exhibit, with the reference to Item 503(d) making it clear this exhibit is required if debt securities have been registered. Please provide this exhibit in an amended filing.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

                                                Sincerely,

                                                April Sifford
                                                Branch Chief